Exhibit A

AMENDMENT TO HANDLEMAN COMPANY 1998 STOCK

OPTION AND INCENTIVE PLAN AND 2001 STOCK OPTION AND INCENTIVE PLAN

Effective as of the date hereof the Handleman Company 1998 Stock Option and Incentive Plan is amended, by replacing the existing Paragraph 18 (e) and (f), in its entirety, and the 2001 Stock Option and Incentive Plan is amended by replacing the existing Paragraph 17 (e) and (f), in its entirety, with the following:

(e)	Stock certificates may be issued in respect of shares of restricted stock awarded hereunder, in which event the certificates shall be registered in the name of the Participant. Such certificates, if issued, shall be deposited with the Corporation or its designee, together with a stock power endorsed in blank, and, in the discretion of the Committee, a legend shall be placed upon such certificates reflecting that the shares represented thereby are subject to restrictions against transfer and forfeiture. In the discretion of the Committee, in lieu of issuing certificates for shares of restricted stock granted hereunder, the shares may be registered in the name of the Participant and held in book entry form by the Corporation’s stock transfer agent.

(f)	At the expiration of the restricted period applicable to the shares, the Corporation shall deliver to the Participant or the legal representative of the Participant’s estate stock certificates for the shares. If certificates for the shares have previously been issued and a legend has been placed on such certificates, the Corporation shall cause such certificates to be reissued without the legend.

As adopted by the Board of Directors on April 6, 2004.